UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

SITIO ROYALTIES CORP.

(Name of Issuer)

Class A Common Stock, $0.0001 Par Value

(Title of Class of Securities)

30607B109

(CUSIP Number)

John G. Finley

Blackstone Inc.

345 Park Avenue

New York, NY 10154

(212) 583-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30607B109

1.	NAMES OF REPORTING PERSONS Royal Resources L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 30607B109

1.	NAMES OF REPORTING PERSONS Royal Resources GP L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 30607B109

1.	NAMES OF REPORTING PERSONS BX Royal Aggregator LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 8,637,727
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 8,637,727
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,637,727
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.3%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 30607B109

1.	NAMES OF REPORTING PERSONS BCP VI/BEP Holdings Manager L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 8,637,727
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 8,637,727
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,637,727
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.3%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 30607B109

1.	NAMES OF REPORTING PERSONS Blackstone Energy Management Associates L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 8,637,727
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 8,637,727

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,637,727
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.3%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 30607B109

1.	NAMES OF REPORTING PERSONS Blackstone Management Associates VI L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 8,637,727
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 8,637,727

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,637,727
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.3%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 30607B109

1.	NAMES OF REPORTING PERSONS Blackstone EMA L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 8,637,727
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 8,637,727

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,637,727
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.3%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 30607B109

1.	NAMES OF REPORTING PERSONS BMA VI L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 8,637,727
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 8,637,727

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,637,727
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.3%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 30607B109

1.	NAMES OF REPORTING PERSON Rock Ridge Royalty Company LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of shares beneficially owned by each reporting person with:	7.	SOLE VOTING POWER 12,165,172
	8.	SHARED VOTING POWER 61,132(1)
	9.	SOLE DISPOSITIVE POWER 12,165,172
	10.	SHARED DISPOSITIVE POWER 61,132(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,226,304(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.9%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Includes consideration allocation rights described in Item 4 herein (“Consideration Allocation Rights”), which may each be settled for shares of Class C Common Stock and OpCo Units as described further in Item 4.

CUSIP No. 30607B109

1.	NAMES OF REPORTING PERSON RRR Energy LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of shares beneficially owned by each reporting person with:	7.	SOLE VOTING POWER 12,165,172
	8.	SHARED VOTING POWER 61,132(1)
	9.	SOLE DISPOSITIVE POWER 12,165,172
	10.	SHARED DISPOSITIVE POWER 61,132(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,226,304(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.9%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Includes 61,132 Consideration Allocation Rights which may each be settled for shares of Class C Common Stock and OpCo Units as described further in Item 4.

CUSIP No. 30607B109

1.	NAMES OF REPORTING PERSON RRR Aggregator LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of shares beneficially owned by each reporting person with:	7.	SOLE VOTING POWER 12,165,172
	8.	SHARED VOTING POWER 61,132(1)
	9.	SOLE DISPOSITIVE POWER 12,165,172
	10.	SHARED DISPOSITIVE POWER 61,132(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,226,304(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.9%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Includes 61,132 Consideration Allocation Rights which may each be settled for shares of Class C Common Stock and OpCo Units as described further in Item 4.

CUSIP No. 30607B109

1.	NAMES OF REPORTING PERSON BX Primexx Topco LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of shares beneficially owned by each reporting person with:	7.	SOLE VOTING POWER 12,165,172
	8.	SHARED VOTING POWER 61,132(1)
	9.	SOLE DISPOSITIVE POWER 12,165,172
	10.	SHARED DISPOSITIVE POWER 61,132(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,226,304(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.9%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Includes 61,132 Consideration Allocation Rights which may each be settled for shares of Class C Common Stock and OpCo Units as described further in Item 4.

CUSIP No. 30607B109

1.	NAMES OF REPORTING PERSON BCP VII/BEP II Holdings Manager L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of shares beneficially owned by each reporting person with:	7.	SOLE VOTING POWER 12,165,172
	8.	SHARED VOTING POWER 61,132(1)
	9.	SOLE DISPOSITIVE POWER 12,165,172
	10.	SHARED DISPOSITIVE POWER 61,132(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,226,304(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.9%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Includes 61,132 Consideration Allocation Rights which may each be settled for shares of Class C Common Stock and OpCo Units as described further in Item 4.

CUSIP No. 30607B109

1.	NAMES OF REPORTING PERSON Blackstone Energy Management Associates II L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of shares beneficially owned by each reporting person with:	7.	SOLE VOTING POWER 12,165,172
	8.	SHARED VOTING POWER 61,132(1)
	9.	SOLE DISPOSITIVE POWER 12,165,172
	10.	SHARED DISPOSITIVE POWER 61,132(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,226,304(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.9%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Includes 61,132 Consideration Allocation Rights which may each be settled for shares of Class C Common Stock and OpCo Units as described further in Item 4.

CUSIP No. 30607B109

1.	NAMES OF REPORTING PERSON Blackstone Management Associates VII L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of shares beneficially owned by each reporting person with:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 12,226,304(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 12,226,304(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,226,304(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.9%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Includes 61,132 Consideration Allocation Rights which may each be settled for shares of Class C Common Stock and OpCo Units as described further in Item 4.

CUSIP No. 30607B109

1.	NAMES OF REPORTING PERSON Blackstone EMA II L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of shares beneficially owned by each reporting person with:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 12,226,304(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 12,226,304(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,226,304(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.9%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Includes 61,132 Consideration Allocation Rights which may each be settled for shares of Class C Common Stock and OpCo Units as described further in Item 4.

CUSIP No. 30607B109

1.	NAMES OF REPORTING PERSON BMA VII L.L.C.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of shares beneficially owned by each reporting person with:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 12,226,304(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 12,226,304(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,226,304(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.9%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Includes 61,132 Consideration Allocation Rights which may each be settled for shares of Class C Common Stock and OpCo Units as described further in Item 4.

CUSIP No. 30607B109

1.	NAMES OF REPORTING PERSONS Blackstone Holdings III L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Quebec, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 20,802,899
	8.	SHARED VOTING POWER 61,132(1)
	9.	SOLE DISPOSITIVE POWER 20,802,899
	10.	SHARED DISPOSITIVE POWER 61,132(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,864,031(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.9%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Includes 61,132 Consideration Allocation Rights which may each be settled for shares of Class C Common Stock and OpCo Units as described further in Item 4.

CUSIP No. 30607B109

1.	NAMES OF REPORTING PERSONS Blackstone Holdings III GP L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 20,802,899
	8.	SHARED VOTING POWER 61,132(1)
	9.	SOLE DISPOSITIVE POWER 20,802,899
	10.	SHARED DISPOSITIVE POWER 61,132(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,864,031(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.9%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Includes 61,132 Consideration Allocation Rights which may each be settled for shares of Class C Common Stock and OpCo Units as described further in Item 4.

CUSIP No. 30607B109

1.	NAMES OF REPORTING PERSONS Blackstone Holdings III GP Management L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 20,802,899
	8.	SHARED VOTING POWER 61,132(1)
	9.	SOLE DISPOSITIVE POWER 20,802,899
	10.	SHARED DISPOSITIVE POWER 61,132(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,864,031(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.9%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Includes 61,132 Consideration Allocation Rights which may each be settled for shares of Class C Common Stock and OpCo Units as described further in Item 4.

CUSIP No. 30607B109

1.	NAMES OF REPORTING PERSONS Blackstone Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 20,802,899
	8.	SHARED VOTING POWER 61,132(1)
	9.	SOLE DISPOSITIVE POWER 20,802,899
	10.	SHARED DISPOSITIVE POWER 61,132(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,864,031(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.9%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Includes 61,132 Consideration Allocation Rights which may each be settled for shares of Class C Common Stock and OpCo Units as described further in Item 4.

CUSIP No. 30607B109

1.	NAMES OF REPORTING PERSONS Blackstone Group Management L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 20,802,899
	8.	SHARED VOTING POWER 61,132(1)
	9.	SOLE DISPOSITIVE POWER 20,802,899
	10.	SHARED DISPOSITIVE POWER 61,132(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,864,031(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.9%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Includes 61,132 Consideration Allocation Rights which may each be settled for shares of Class C Common Stock and OpCo Units as described further in Item 4.

CUSIP No. 30607B109

1.	NAMES OF REPORTING PERSONS Stephen A. Schwarzman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 20,802,899
	8.	SHARED VOTING POWER 61,132(1)
	9.	SOLE DISPOSITIVE POWER 20,802,899
	10.	SHARED DISPOSITIVE POWER 61,132(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,864,031(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.9%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Includes 61,132 Consideration Allocation Rights which may each be settled for shares of Class C Common Stock and OpCo Units as described further in Item 4.

Explanatory Note

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission on August 23, 2018 (the “Original Schedule 13D”), as amended by the Amendment No. 1 to the Schedule 13D filed on January 13, 2022 and the Amendment No. 2 to the Schedule 13D filed on June 13, 2022 (the Original Schedule 13D as so amended, the “Schedule 13D”), relating to the Class A Common Stock (as defined below) of Sitio Royalties Corp. (f/k/a Falcon Minerals Corporation). Capitalized terms used but not defined in this Amendment No. 3 shall have the same meanings ascribed to them in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

This Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”) pursuant to their agreement to the joint filing of this Schedule 13D, attached hereto as Exhibit 12 hereto (the “Joint Filing Agreement”):

(i) Royal Resources L.P., which is a Delaware limited partnership (“Royal LP”); Royal Resources GP L.L.C. (“Royal GP”), which is a Delaware limited liability company; BX Royal Aggregator LP, which is a Delaware limited partnership (“Royal Aggregator”); BCP VI/BEP Holdings Manager L.L.C., which is a Delaware limited liability company; Blackstone Energy Management Associates L.L.C., which is a Delaware limited liability company; Blackstone EMA L.L.C., which is a Delaware limited liability company; Blackstone Management Associates VI L.L.C., which is a Delaware limited liability company; BMA VI L.L.C., which is a Delaware limited liability company; Rock Ridge Royalty Company LLC (“Rock Ridge”), which is a Delaware limited liability company; RRR Energy LLC, which is a Delaware limited liability company; RRR Aggregator LLC, which is a Delaware limited liability company; BX Primexx Topco LLC, which is a Delaware limited liability company; BCP VII/BEP II Holdings Manager L.L.C., which is a Delaware limited liability company; Blackstone Energy Management Associates II L.L.C., which is a Delaware limited liability company; Blackstone Management Associates VII L.L.C., which is a Delaware limited liability company; Blackstone EMA II L.L.C., which is a Delaware limited liability company; BMA VII L.L.C., which is a Delaware limited liability company; Blackstone Holdings III L.P., which is a limited partnership formed in Quebec, Canada; Blackstone Holdings III GP L.P., which is a Delaware limited partnership; Blackstone Holdings III GP Management L.L.C., which is a Delaware limited liability company (collectively, with Royal LP, the “Blackstone Entities”);

(ii) Blackstone Inc., which is a Delaware corporation; and Blackstone Group Management L.L.C., which is a Delaware limited liability company (collectively, the “Blackstone Topco Entities,” and together with the Blackstone Entities, “Blackstone”); and

(iii) Stephen A. Schwarzman, who is a United States citizen.

The principal business address of each of the Blackstone Entities, the Blackstone Topco Entities and Mr. Schwarzman is c/o Blackstone Inc., 345 Park Avenue, New York, NY 10154.

The principal business of Royal LP and Royal Aggregator is investing in securities of the Issuer.

The principal business of Royal GP is performing the functions of, and serving as, the general partner of Royal LP. The principal business of BCP VI/BEP Holdings Manager L.L.C. is performing the functions of, and serving as, the general partner of Royal Aggregator and other affiliated Blackstone entities. The principal business of Blackstone Energy Management Associates L.L.C. is performing the functions of, and serving as, a managing member (or similar position) of Royal GP, BCP VI/BEP Holdings Manager L.L.C. and other affiliated Blackstone entities. The principal business of Blackstone EMA L.L.C. is performing the functions of, and serving as, the sole member of Blackstone Energy Management Associates L.L.C. and other affiliated Blackstone entities. The principal business of Blackstone Management Associates VI L.L.C. is performing the functions of, and serving as, a managing member (or similar position) of Royal GP, BCP VI/BEP Holdings Manager L.L.C. and other affiliated Blackstone entities. The principal business of BMA VI L.L.C. is performing the functions of, and serving as, the sole member of Blackstone Management Associates VI L.L.C. and other affiliated Blackstone entities.

The principal business of Rock Ridge is investing in securities of the Issuer.

The principal business of RRR Energy LLC is performing the functions of, and serving as, the controlling member of Rock Ridge. The principal business of RRR Aggregator LLC is performing the functions of, and serving as, the sole member of RRR Energy LLC. The principal business of BX Primexx Topco LLC is performing the functions of, and serving as, the sole member (or similar position) of RRR Aggregator LLC and other affiliated Blackstone entities. The principal business of BCP VII/BEP II Holdings Manager L.L.C. is performing the functions of, and serving as, the managing member (or similar position) of BX Primexx Topco LLC and other affiliated Blackstone entities. The principal business of Blackstone Energy Management Associates II L.L.C. is performing the functions of, and serving as, the managing member (or similar position) of BCP VII/BEP II Holdings Manager L.L.C. and other affiliated Blackstone entities. The principal business of Blackstone Management Associates VII L.L.C. is performing the functions of, and serving as, the managing member (or similar position) of BCP VII/BEP II Holdings Manager L.L.C. or other affiliated Blackstone entities. The principal business of Blackstone EMA II L.L.C. is performing the functions of, and serving as, the sole member (or similar position) of Blackstone Energy Management Associates II L.L.C. and other affiliated Blackstone entities. The principal business of BMA VII L.L.C. is performing the functions of, and serving as, the sole member (or similar position) of Blackstone Management Associates VII L.L.C. and other affiliated Blackstone entities.

The principal business of Blackstone Holdings III L.P. is performing the functions of, and serving as, the managing member (or similar position) and member or equity holder in various affiliated Blackstone entities. The principal business of Blackstone Holdings III GP L.P. is performing the functions of, and serving as, the general partner of Blackstone Holdings III L.P. and other affiliated Blackstone entities. The principal business of Blackstone Holdings III GP Management L.L.C. is performing the functions of, and serving as, the general partner of Blackstone Holdings III GP L.P. and other affiliated Blackstone entities. The principal business of Blackstone Inc. is performing the functions of, and serving as, the sole member of Blackstone Holdings III GP Management L.L.C., and in a similar capacity for other affiliated Blackstone entities. The principal business of Blackstone Group Management L.L.C. is performing the functions of, and serving as, the sole holder of the Series II preferred stock of Blackstone Inc.

The principal occupation of Mr. Schwarzman is serving as an executive of Blackstone Group Management L.L.C.

During the last five years, none of the Reporting Persons (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Information regarding each director and executive officer of Blackstone Inc. is set forth on Schedule I filed with Amendment No. 2 to Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Items 3 of the Schedule 13D is hereby amended and supplemented as follows:

Item 5 is hereby incorporated by reference into this Item 3.

Items 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) and 5(e) of the Schedule 13D are hereby amended and restated as follows:

Calculations of the percentage of shares of Class A Common Stock beneficially owned are calculated in accordance with Rule 13d-3 and assume that there are 11,779,376 shares of Class A Common Stock outstanding (based on the Issuer’s Quarterly Report on Form 10-Q filed on May 9, 2022 and accounting for the Reverse Stock Split (as defined in Amendment No. 2)), and assuming that any OpCo Units beneficially owned by the respective Reporting Person have been redeemed for Class A Common Stock.

The aggregate number and percentage of shares of Class A Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

On July 1, 2022, Royal LP distributed 8,799,410 shares of Class C Common Stock and 8,799,410 OpCo Units pro rata to its unitholders in connection with a liquidating distribution. Following such distribution, Royal Aggregator is the record holder of 8,637,727 OpCo Units, which may be exchanged for shares of Class A Common Stock on a one-for-one basis, pursuant to the terms of the Opco LPA, and 8,637,727 shares of Class C Common Stock.

Rock Ridge is the record holder of 12,165,172 OpCo Units, which may be exchanged for shares of Class A Common Stock on a one-for-one basis, pursuant to the terms of the Opco LPA, 12,165,172 shares of Class C Common Stock and 61,132 Consideration Allocation Rights.

Royal GP is the general partner of Royal LP. BCP VI/BEP Holdings Manager L.L.C. is the general partner of Royal Aggregator. Blackstone Energy Management Associates L.L.C. and Blackstone Management Associates VI L.L.C. are the managing members of Royal GP. Blackstone Energy Management Associates L.L.C. and Blackstone Management Associates VI L.L.C. are the managing members of BCP VI/BEP Holdings Manager L.L.C. Blackstone EMA L.L.C. is the sole member of Blackstone Energy Management Associates L.L.C. BMA VI L.L.C. is the sole member of Blackstone Management Associates VI L.L.C.

Rock Ridge is controlled by RRR Energy LLC. RRR Aggregator LLC is the sole member of RRR Energy LLC. BX Primexx Topco LLC is the sole member of RRR Aggregator LLC. BCP VII/BEP II Holdings Manager L.L.C. is the managing member of BX Primexx Topco LLC. Blackstone Energy Management Associates II L.L.C. and Blackstone Management Associates VII L.L.C. are the managing members of BCP VII/BEP II Holdings Manager L.L.C. Blackstone EMA II L.L.C. is the sole member of Blackstone Energy Management Associates II L.L.C. BMA VII L.L.C. is the sole member of Blackstone Management Associates VII L.L.C.

Blackstone Holdings III L.P. is the managing member of each of BMA VI L.L.C., Blackstone EMA L.L.C., BMA VII L.L.C. and Blackstone EMA II L.L.C. Blackstone Holdings III GP L.P. is the general partner of Blackstone Holdings III L.P. Blackstone Holdings III GP Management L.L.C. is the general partner of Blackstone Holdings III GP L.P.

Blackstone Inc. is the sole member of Blackstone Holdings III GP Management L.L.C. The sole holder of the Series II preferred stock of Blackstone Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than Royal Aggregator and Rock Ridge to the extent each directly holds the securities reported on this Schedule 13D) is the beneficial owner of the Class A Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. Each Reporting Person expressly disclaims beneficial ownership of such shares of Class A Common Stock and any assertion or presumption that it or he and the other persons on whose behalf this statement is filed constitute a “group.”

Any beneficial ownership of Class A Common Stock by any of the persons listed on Schedule I is set forth on Schedule I.

(c) Except as set forth in this Amendment No. 3, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person named in Schedule I, has effected any transaction in Class A Common Stock since the filing of Amendment No. 2 to Schedule 13D.

(e) Royal Resources L.P. and Royal Resources GP L.L.C. ceased to be the beneficial owners of more than five percent of the outstanding Class A Common Stock on July 1, 2022.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is amended and supplemented as follows:

Exhibit Number	Description

12	Joint Filing Agreement, by and among the Reporting Persons, dated as of July 5, 2022.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 5, 2022

Royal Resources L.P.

By:	Royal Resources GP L.L.C., its general partner

By:	Blackstone Management Associates VI L.L.C., its managing member

By:	BMA VI L.L.C., its sole member

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Authorized Signatory

Royal Resources GP L.L.C.

By:	Blackstone Management Associates VI L.L.C., its managing member

By:	BMA VI L.L.C., its sole member

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Authorized Signatory

BX Royal Aggregator LP

By:	BCP VI/BEP Holdings Manager L.L.C., its general partner

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Authorized Signatory

BCP VI/BEP Holdings Manager L.L.C.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Authorized Signatory

Blackstone Energy Management Associates L.L.C.

By:	Blackstone EMA L.L.C., its sole member

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Authorized Signatory

Blackstone Management Associates VI L.L.C.

By:	BMA VI L.L.C., its sole member

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Authorized Signatory

Blackstone EMA L.L.C.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Authorized Signatory

BMA VI L.L.C.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Authorized Signatory

Rock Ridge Royalty Company LLC

By:	/s/ Erik Belz
Name:	Erik Belz
Title:	Manager

RRR Energy LLC

By:	RRR Aggregator LLC, its sole member

By:	/s/ Erik Belz
Name:	Erik Belz
Title:	Vice President and Secretary

RRR Aggregator LLC

By:	/s/ Erik Belz
Name:	Erik Belz
Title:	Vice President and Secretary

BX Primexx Topco LLC

By:	/s/ Erik Belz
Name:	Erik Belz
Title:	Vice President and Secretary

BCP VII/BEP II Holdings Manager L.L.C.

By:	/s/ Omar Rehman
Name:	Omar Rehman
Title:	Chief Compliance Officer and Secretary

Blackstone Energy Management Associates II L.L.C.

By:	Blackstone EMA II L.L.C., its sole member

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Authorized Signatory

Blackstone EMA II L.L.C.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Authorized Signatory

Blackstone Management Associates VII L.L.C.

By:	BMA VII L.L.C., its sole member

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Authorized Signatory

BMA VII L.L.C.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Authorized Signatory

Blackstone Holdings III L.P.

By:	Blackstone Holdings III GP L.P., its general partner

By:	Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Authorized Signatory

Blackstone Holdings III GP L.P.

By:	Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Authorized Signatory

Blackstone Holdings III GP Management L.L.C.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Authorized Signatory

Blackstone Inc.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Authorized Signatory

Blackstone Group Management L.L.C.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Authorized Signatory

Stephen A. Schwarzman

/s/ Stephen A. Schwarzman